UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X               Form 40-F __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________      No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 15, 2017

EXPLANATORY NOTE:

The attached contains our unaudited consolidated financial statements as of and for the years ended December 31, 2016 and 2015. The attached unaudited consolidated financial statements contain adjustments to, and supersede, the unaudited consolidated financial statements for the same periods furnished on a Form 6-K on January 27, 2017. The attached unaudited consolidated financial statements are the same as the unaudited consolidated financial statements furnished in a Form 6-K on October 31, 2017, except that the attached contain notes that were not included in such Form 6-K. The attached unaudited consolidated financial statements are subject to audit, and therefore may change.

/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

November 15, 2017

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2016 AND 2015 AND FOR THE PERIOD ENDED IN
THIS DATE

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2016 AND 2015 AND FOR THE PERIOD ENDED IN
THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/      =     New Peruvian Sol
US$  = United States dollar

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS		At		LIABILITIES AND EQUITY		At
		December 31,	December 31,			December 31,	December 31,
	Note	2015	2016		Note	2015	2016
Current assets				Current liabilities
Cash and cash equivalents		554,002	606,949	Borrowings	12	1,228,020	1,961,043
Financial asset at fair value through profit or loss		3,153	352	Bonds	13	37,083	46,091
Trade accounts receivables		1,050,791	1,086,913	Trade accounts payable		1,635,760	1,278,387
Unbilled work in progress		1,319,187	683,242	Accounts payable to related parties	9	77,830	80,217
Accounts receivable from related parties	9	280,153	181,664	Current income tax		34,116	62,160
Other accounts receivable		824,589	659,377	Other accounts payable		1,066,000	1,096,307
Inventories		1,159,154	1,107,702	Provisions	14	13,468	14,531
Prepaid expenses		40,023	51,348	Total current liabilities		4,092,277	4,538,736
		5,231,052	4,377,547
				Non-current liabilities
Non-current assets classified as held for sale		22,511	22,385	Borrowings	12	553,336	419,395
				Long-term bonds	13	757,008	921,623
Total current assets		5,253,563	4,399,932	Other long-term accounts payable		246,396	512,803
				Long-term accounts payable to related parties	9	20,136	65,320
Non-current assets				Provisions	14	35,618	31,155
Long-term trade accounts receivable		621,831	667,519	Derivative financial instruments		2,331	1,081
Long-term unbilled work in progress		59,754	197,586	Deferred income tax liability		101,664	75,983
Long-term accounts receivable from related parties		-	587,973	Total non-current liabilities		1,716,489	2,027,360
Prepaid expenses		22,386	23,526	Total liabilities		5,808,766	6,566,096
Other long-term accounts receivable		65,929	357,952
Available-for-sale financial assets	8	120,134	-	Equity
Investments in associates and joint ventures	10	646,884	886,856	Capital	15	660,054	660,054
Investment property		34,702	49,357	Legal reserve		132,011	132,011
Property, plant and equipment	11	1,111,757	1,113,599	Optional reserve		29,974	29,974
Intangible assets	11	881,020	960,286	Share Premium		897,532	882,464
Deferred income tax asset		173,851	292,375	Other reserves		(129,059)	(167,572)
Total non-current assets		3,738,248	5,137,029	Retained earnings		1,064,044	916,396
				Equity attributable to controlling interest in the Company		2,654,556	2,453,327
				Non-controlling interest		528,489	517,538
				Total equity		3,183,045	2,970,865
Total assets		8,991,811	9,536,961	Total liabilities and equity		8,991,811	9,536,961

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year
		ended December 31,
	Note	2015	2016
Revenues from construction activities		5,513,655	3,945,599
Revenues from services provided		1,901,498	1,895,296
Revenue from real estate and sale of goods		417,280	643,373
		7,832,433	6,484,268

Cost of construction activities		(5,310,003)	(3,757,032)
Cost of services provided		(1,523,358)	(1,671,783)
Cost of real estate and goods sold		(296,267)	(440,786)
	16	(7,129,628)	(5,869,601)
Gross profit		702,805	614,667

Administrative expenses	16	(413,380)	(398,695)
Other income and expenses		57,287	(13,270)
Gain from the sale of investments	8	(8,289)	46,336
Operating profit		338,423	249,038

Financial expenses		(176,802)	(174,789)
Financial income		38,107	20,792

Share of the profit or loss in associates and joint ventures under the equity method of accounting		17,603	(102,491)
Profit before income tax		217,331	(7,450)
Income tax	17	(75,619)	(48,960)
Profit for the period		141,712	(56,410)

Profit attributable to:
Owners of the Company		88,154	(117,735)
Non-controlling interest		53,558	61,325
		141,712	(56,410)
Earnings per share from continuing operations attributable to owners of the Company during
the period		0.134	-0.178

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year
		ended December 31,
	Note	2015	2016

Profit for the period		141,712	(56,410)
Other comprehensive income: Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(3,860)	(1,530)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		723	883
Foreign currency translation adjustment, net of tax		(44,649)	(890)
Transfer to profit or loss of available-for-sale financial assets	8	19,973	(2,220)
Exchange difference from net investment in a foreign operation		-	(41,461)
Exchange difference from net investment in a foreign operation, net of tax		(5,221)	9,427
		(29,174)	(34,261)
Other comprenhensive income for the period, net of tax		(33,034)	(35,791)
Total comprehensive income for the period		108,678	(92,201)

Comprehensive income attributable to:
Owners of the Company		70,069	(157,368)
Non-controlling interest		38,609	65,167
		108,678	(92,201)

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2016

	Attributable to the controlling interests of the Company
	Number				Premium	Other			Non-
	of shares		Legal	Optional	for issuance	reserves	Retained		controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the period	-	-	-	-	-	-	88,154	88,154	53,558	141,712
Cash flow hedge	-	-	-	-	-	687	-	687	36	723
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,921)	(2,921)	(939)	(3,860)
Foreign currency translation adjustment	-	-	-	-	-	(30,687)	-	(30,687)	(13,962)	(44,649)
Change in value of available-for-sale financial assets	-	-	-	-	-	19,973	-	19,973	-	19,973
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,137)	-	(5,137)	(84)	(5,221)
Comprehensive income of the year	-	-	-	-	-	(15,164)	85,233	70,069	38,609	108,678
Transactions with shareholders:
- Transfer to legal reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(4,535)	(109,446)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	10,329	10,329
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest	-	-	-	-	(885)	-	-	(885)	2,527	1,642
Total transactions with shareholders	-	-	-	29,974	(1,779)	-	(134,885)	(106,690)	7,350	(99,340)
Balances as of December 31, 2015	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	(117,735)	(117,735)	61,325	(56,410)
Cash flow hedge	-	-	-	-	-	839	-	839	44	883
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,120)	(1,120)	(410)	(1,530)
Foreign currency translation adjustment	-	-	-	-	-	(4,960)	-	(4,960)	4,070	(890)
Change in value of available-for-sale financial assets	-	-	-	-	-	(2,220)	-	(2,220)	-	(2,220)
Transfer to profit or loss of available-for-sale financial assets	-	-	-	-	-	(41,461)	-	(41,461)	-	(41,461)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	9,289	-	9,289	138	9,427
Comprehensive income of the period	-	-	-	-	-	(38,513)	(118,855)	(157,368)	65,167	(92,201)
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	-	-	-	-	-	-	-
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(25,473)	(56,326)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(19,099)	(19,099)
- Additional acquisition of non-controlling	-	-	-	-	(15,167)	-	-	(15,167)	(35,972)	(51,139)
- Sale to non-controlling interest	-	-	-	-	99	-	-	99	236	335
- Acquisition of subsidiary Adexus	-	-	-	-	-	-	-	-	4,153	4,153
- Deconsolidation of former subsidiary	-	-	-	-	-	-	2,060	2,060	37	2,097
Total transactions with shareholders	-	-	-	-	(15,068)	-	(28,793)	(43,861)	(76,118)	(119,979)
Balances as of December 31, 2016	660,054	660,054	132,011	29,974	882,464	(167,572)	916,396	2,453,327	517,538	2,970,865

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2015	2016
OPERATING ACTIVITIES
Profit before income tax		217,331	(7,450)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	217,070	205,522
Amortization of other assets	11	89,355	82,743
Impairment of inventories	16	17	36,353
Impairment of accounts receivable and other accounts receivable	16	5,806	419,584
Debt forgiveness		-	(431,484)
Impairment of property, plant and equipment	16	9,677	9,263
Impairment of intangible assets		-	54,308
Financial expenses-CCDS		-	7,004
Expenses for liquidation of works - CCDS		-	164
Indemnification for lost profit		-	(33,600)
Profit on fair value of financial asset at fair value through profit or loss		(2,740)	31
Change in the fair value of the liability for put option		(18,627)	(984)
Other Provisions	14	6,398	6,500
Dividends income from available-for-sale financial assets		(7,215)	-
Return receipt from Morelco		-	(6,658)
Remeasurement of purchase consideration of Morelco		-	(7,166)
Financial expense,net		129,365	106,742
Other provisions in CCDS		-	24,915
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	10	(34,872)	102,491
Reversal of provisions	14	(7,796)	(20,853)
Lower of fixed assets		-	3,951
Lower of investments		2,755	1,227
Profit on sale of property, plant and equipment		(17,385)	(18,393)
Loss on financial asset at fair value through profit or loss		279	221
Loss on sale of non-current asset held for sale		171	22
Profit on sale from available-for-sale financial assets		-	(46,337)
Loss on sale of investments in subsidiaries		8,289	-
Loss on remeasurement of accounts receivable		-	20,274
Loss on remeasurement of investment		-	6,832
Net variations in assets and liabilities:
Trade accounts receivable		(99,446)	108,358
Other accounts receivable		(188,053)	(82,838)
Other accounts receivable from related parties		(133,286)	84,449
Inventories		(215,196)	30,300
Pre-paid expenses and other assets		11,667	(146)
Trade accounts payable		199,400	(85,781)
Other accounts payable		(45,096)	114,476
Other accounts payable to related parties		13,961	45,908
Other provisions		(6,770)	(2,756)
Interest payment		(114,027)	(171,572)
Payments related to Norvial Concession		(142,575)	(97,711)
Payment of income tax		(150,434)	(125,433)
Net cash applied to operating activities		(271,977)	332,476

INVESTING ACTIVITIES
Sale of available-for-sale investment		26	107,341
Sale of a financial asset through profit or loss		4,604	-
Sale of property, plant and equipment		55,832	66,086
Sale of financial asset at fair value through profit or loss		-	1,427
Sale of non-current assets held for sale		8,801	117
Refunding for price adjustment		-	6,658
Return of contributions		481	1,963
Interest received		32,162	15,368
Dividends received	10	59,175	27,992
Payment for purchase of a non-current asset held for sale		(22,297)	-
Payment for purchase of investments properties		(748)	(17,543)
Payments for intangible purchase		(32,883)	(45,706)
Payments for purchase and contributions on investment in associate and joint ventures		(463,103)	(389,658)
Payments for property, plant and equipment purchase		(193,156)	(147,732)
Net cash applied to investing activities		(551,106)	(373,687)

FINANCING ACTIVITIES
Loans received		4,442,858	3,941,750
Bonds issued		814,016	178,640
Amortization of loans received		(4,563,855)	(3,914,570)
Amortization of bonds issued		(16,480)	(25,281)
Payment for transaction costs for debt		(18,516)	(650)
Dividends paid to owners of the parent		(104,911)	(30,853)
Dividends paid to non-controlling interest		(4,535)	(25,473)
Cash received from non-controlling shareholders		10,329	8,034
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(223)	(45,835)
Net cash provided by financing activities		558,683	85,762
Net increase (net decrease) in cash		(264,400)	44,551
Cash and cash equivalents at the beginning of the year		818,402	554,002
Cash and cash equivalents at the end of the period		554,002	598,553

NON-CASH TRANSACTIONS:
Indemnification for lost profit		-	33,600
Debt capitalization		-	8,308
Acquisition of assets through finance leases		92,093	65,336
Recognition of debt as guarantor		-	608,247
Change in fair value of available-for-sale financial assets		19,973	-
Adjustment for deconsolidation of former subsidiaries		9,298	-
Establishment of joint operation - Panorama Plaza de negocios (net assets)		36,180	-

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2016 (UNAUDITED), AND AT DECEMBER 31, 2015 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of December 31, 2016 have been prepared and authorized for issuance by the Chief Financial Officer on October 30, 2017.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended December 31, 2016 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2015.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2016. There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.1.2	Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3	Liquidity risk -
Compared to year end, no major changes in undiscounted contractual cash flows have occurred.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2015
Other financial liabilities (except for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331
	3,225,338	441,471	605,322	1,456,026	5,728,157
At December 31, 2016
Other financial liabilities (except for finance leases)	1,936,825	128,508	173,145	-	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,278,387	-	-	-	1,278,387
Accounts payables to related parties	80,217	28,082	37,238	-	145,537
Other accounts payables	303,827	49,064	131,556	-	484,447
Other non-financial liabilities	-	1,081	-	-	1,081
	3,840,051	473,155	734,416	1,353,991	6,401,613

4.2	Capital management -
The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2015 and 2016, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	December 31,	December 31,
	2015	2016

Total borrowing and bonds	2,575,447	3,348,152
Less: Cash and cash equivalents	(554,002)	(606,949)
Net debt	2,021,445	2,741,203
Total equity	3,183,045	2,970,865
Total capital	5,204,490	5,712,068

Gearing ratio	0.39	0.48

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511
Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851
Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248
Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468
Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664
Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489
Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766
Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489
Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All the amounts are expressed in thousand of S/. unless otherwise stated)
NOT AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	93,543	35,396	110,007	139,414	3,229	58,892	53,521	112,397	550	606,949
Financial asset at fair value through profit or loss	352	-	-	-	-	-	-	-	-	352
Trade accounts receivables	334,426	84,996	23,579	97,079	256	83,704	465,077	-	(2,204)	1,086,913
Unbilled work in progress	683,242	-	-	-	-	-	-	-	-	683,242
Accounts receivable from related parties	327,385	3,255	19,684	392	12,379	7,284	48,691	50,582	(287,988)	181,664
Other accounts receivable	408,379	58,235	6,189	25,895	4,841	20,198	93,507	42,133	-	659,377
Inventories	76,059	12,561	-	16,862	-	946,657	68,678	387	(13,502)	1,107,702
Prepaid expenses	9,204	2,614	1,428	17,265	167	329	20,034	307	-	51,348
Non-current assets classified as held for sale	22,385	-	-	-	-	-	-	-	-	22,385
Total current assets	1,954,975	197,057	160,887	296,907	20,872	1,117,064	749,508	205,806	(303,144)	4,399,932

Long-term trade accounts receivable	149	-	-	629,310	-	-	38,060	-	-	667,519
Long-term unbilled work in progress	171,752	-	24,165	-	-	-	-	-	1,669	197,586
Long-term accounts receivable from related parties	-	-	408	-	-	-	492	757,203	(170,130)	587,973
Prepaid expenses	-	-	20,554	2,029	943	-	-	-	-	23,526
Other long-term accounts receivable	42,511	29,533	22,924	225,565	7,347	17,887	1,077	11,108	-	357,952
Investments in associates and joint ventures	117,331	8,516	-	-	-	31,768	9,589	3,288,772	(2,569,120)	886,856
Investment property	-	-	-	-	-	49,357	-	-	-	49,357
Property, plant and equipment	592,191	176,486	1,243	193	21	13,008	217,727	130,421	(17,691)	1,113,599
Intangible assets	246,715	139,353	456,000	269	-	950	79,850	22,793	14,356	960,286
Deferred income tax asset	185,957	4,983	1,839	-	-	623	61,855	29,361	7,757	292,375
Total non-current assets	1,356,606	358,871	527,133	857,366	8,311	113,593	408,650	4,239,658	(2,733,159)	5,137,029
Total assets	3,311,581	555,928	688,020	1,154,273	29,183	1,230,657	1,158,158	4,445,464	(3,036,303)	9,536,961

Liabilities.-
Borrowings	582,260	82,063	-	-	-	206,456	158,151	932,113	-	1,961,043
Bonds	-	-	25,540	20,551	-	-	-	-	-	46,091
Trade accounts payable	876,847	59,830	2,310	23,882	599	30,617	278,538	6,704	(940)	1,278,387
Accounts payable to related parties	119,989	3,902	27,757	33,009	237	66,190	44,211	67,685	(282,763)	80,217
Current income tax	30,576	3,631	44	-	1,064	17,944	8,901	-	-	62,160
Other accounts payable	485,247	11,711	10,512	14,622	27	194,441	190,303	189,444	-	1,096,307
Provisions	6,615	6,441	-	-	-	131	1,344	-	-	14,531
Total current liabilities	2,101,534	167,578	66,163	92,064	1,927	515,779	681,448	1,195,946	(283,703)	4,538,736

Borrowings	246,315	80,488	-	-	-	16,541	76,051	-	-	419,395
Long-term bonds	-	-	338,143	583,480	-	-	-	-	-	921,623
Other long-term accounts payable	147,839	-	493	246,522	-	32,000	83,516	2,433	-	512,803
Long-term accounts payable to related parties	41,672	-	-	87,200	23,445	40,074	42,667	395	(170,133)	65,320
Provisions	12,283	17,115	-	-	-	-	1,757	-	-	31,155
Derivative financial instruments	-	1,081	-	-	-	-	-	-	-	1,081
Deferred income tax liability	28,278	3,546	1,518	16,983	283	15,564	9,498	313	-	75,983
Total non-current liabilities	476,387	102,230	340,154	934,185	23,728	104,179	213,489	3,141	(170,133)	2,027,360
Total liabilities	2,577,921	269,808	406,317	1,026,249	25,655	619,958	894,937	1,199,087	(453,836)	6,566,096
Equity attributable to controlling interest in the Company	616,915	265,241	220,337	96,019	3,528	234,449	221,155	3,232,799	(2,437,116)	2,453,327
Non-controlling interest	116,745	20,879	61,366	32,005	-	376,250	42,066	13,578	(145,351)	517,538
Total liabilities and equity	3,311,581	555,928	688,020	1,154,273	29,183	1,230,657	1,158,158	4,445,464	(3,036,303)	9,536,961

(All amounts are expressed in thousands of S/. unless otherwise stated)
NOT AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2015 -

Revenue	5,841,559	389,377	394,462	211,279	27,994	215,764	1,152,544	70,531	(471,077)	7,832,433
Gross profit (loss)	357,274	63,530	78,544	48,804	2,225	51,755	178,303	(7,004)	(70,626)	702,805
Administrative expenses	(289,144)	(18,214)	(10,319)	(10,529)	(310)	(20,521)	(115,018)	(29,882)	80,557	(413,380)
Other income and expenses	30,616	1,365	55	2	-	1,759	15,348	11,114	(2,972)	57,287
Loss from the sale of investments			-	-	-	-	(8,289)	-	-	(8,289)
Operating profit (loss)	98,746	46,681	68,280	38,277	1,915	32,993	70,344	(25,772)	6,959	338,423
Financial expenses	(127,383)	(19,953)	(4,713)	(5,303)	(45)	(11,642)	(32,246)	(2,818)	27,301	(176,802)
Financial income	8,875	158	8,722	2,316	121	746	2,145	56,101	(41,077)	38,107
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	(2,234)	944	-	-	-	14,888	589	76,226	(72,810)	17,603
Profit (loss) before income tax	(21,996)	27,830	72,289	35,290	1,991	36,985	40,832	103,737	(79,627)	217,331
Income tax	(29,441)	(7,650)	(18,794)	(10,630)	(520)	(7,649)	6,102	(9,208)	2,171	(75,619)
Profit (loss) for the year	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

Profit (loss) attributable to:

Owners of the Company	(64,379)	17,072	40,010	18,495	1,471	12,377	40,322	95,271	(72,485)	88,154
Non-controlling interest	12,942	3,108	13,485	6,165	-	16,959	6,612	(742)	(4,971)	53,558
	(51,437)	20,180	53,495	24,660	1,471	29,336	46,934	94,529	(77,456)	141,712

(All amounts are expressed in thousands of S/. unless otherwise stated)
NOT AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2016 -

Revenue	4,159,538	382,211	264,384	247,040	18,459	411,518	1,416,443	62,070	(477,395)	6,484,268
Gross profit (loss)	218,810	42,129	75,780	42,473	5,698	136,540	188,901	(171)	(95,493)	614,667
Administrative expenses	(257,861)	(17,260)	(10,185)	(12,952)	(786)	(28,430)	(119,003)	(35,740)	83,522	(398,695)
Other income and expenses	(9,250)	542	128	10	-	838	4,228	(5,843)	(3,923)	(13,270)
Gain from the sale of investments	-	-	-	-	-	-	-	46,336	-	46,336
Operating profit (loss)	(48,301)	25,411	65,723	29,531	4,912	108,948	74,126	4,582	(15,894)	249,038
Financial expenses	(64,946)	(10,801)	(6,478)	(2,810)	(38)	(14,388)	(30,989)	(58,635)	14,296	(174,789)
Financial income	11,216	1,040	1,145	8,037	86	2,816	4,220	18,686	(26,454)	20,792
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	17,321	1,615	-	-	-	6,850	360	(198,418)	69,781	(102,491)
Profit (loss) before income tax	(84,710)	17,265	60,390	34,758	4,960	104,226	47,717	(233,785)	41,729	(7,450)
Income tax	(10,858)	(5,308)	(15,490)	(10,904)	(1,433)	(27,054)	(18,388)	33,242	7,233	(48,960)
Profit (loss) for the year	(95,568)	11,957	44,900	23,854	3,527	77,172	29,329	(200,543)	48,962	(56,410)

Profit (loss) attributable to:

Owners of the Company	(89,129)	9,370	29,284	17,891	3,527	22,106	26,531	(199,667)	62,352	(117,735)
Non-controlling interest	(6,439)	2,587	15,616	5,963	-	55,066	2,798	(876)	(13,390)	61,325
	(95,568)	11,957	44,900	23,854	3,527	77,172	29,329	(200,543)	48,962	(56,410)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprised the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP amounted to S/120.1 million; on March 31,2016 the Company decided to transfer its total interest of 1.64% to the company Enagás International S.L.U.; the amount of the transfer was for US$31.9 million (S/107.28 million).

9	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period ended December 31,
	2015	2016

Revenue from sale of goods and services:

- Associates	1,400	1,746
- Joint operations	52,384	36,901
	53,784	38,647

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)	Balances of transactions with related parties

	At December 31,		At December 31,
	2015		2016
	Receivable	Payable	Receivable	Payable
Joint operations:
Consorcio Constructor Ductos del Sur	154,383	-	62,834	37,238
Consorcio GyM Conciviles	57,679	-	61,006	-
Consorcio Rio Urubamba	10,856	2,819	9,072	-
Consorcio Peruano de Conservación	6,270	-	8,784	-
Consorcio Vial Quinua	1,036	89	4,198	738
Consorcio Italo Peruano	465	21,907	4,174	17,325
Consorcio La Gloria	3,116	3,077	3,521	3,080
Terminales del Perú	9,459	-	3,215	259
Consorcio Rio Mantaro	6,021	15,941	3,191	6,886
Consorcio Vial Sierra	-	-	940	5,400
Consorcio Constructor Chavimochic	2,558	6,422	915	2,471
Consorcio Energía y Vapor	3,328	-	491	3,203
Consorcio Ermitaño	-		83	6,372
Consorcio Menegua	1,910	-	30	3,803
Consorcio para la Atención y Mantenimiento de Ductos	-	-	-	21,790
Consorcio Huacho Pativilca	80	5,041	-	3,434
Ingeniería y Construcción Sigdo Koppers-Vial	2,659	3,900	-	-
Complementarios Ltda.	84	6,956	-	-
Other minors	11,728	7,388	10,133	2,472
Carried forward:	271,632	73,540	172,587	114,471

(All amounts are expressed in thousands of S/ unless otherwise stated) UNAUDITED

	At December 31,		At December 31,
	2015		2016
	Receivable	Payable	Receivable	Payable

Brought forward:	271,632	73,540	172,587	114,471

Other related parties:
Adexus S.A.	8,521	-	-	-
Gaseoducto Sur Peruano S.A	-	-	587,973	-
Perú Piping Spools S.A.C	-	-	9,077	-
Ferrovias Participaciones	-	20,136	-	20,813
Ferrovias Argentina	-	-	-	2,835
Arturo Serna	-	4,290	-	7,418
	8,521	24,426	597,050	31,066
	280,153	97,966	769,637	145,537
Less non-current portion:
Gaseoducto Sur Peruano S.A	-	-	(587,973)	-
Consorcio Constructor Ductos del Sur	-	-	-	(37,238)
Ferrovias Participaciones	-	(20,136)	-	(20,813)
Ferrovias Argentina	-	-	-	(2,835)
Arturo Serna	-	-	-	(4,434)
Portion current	280,153	77,830	181,664	80,217

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short- term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, 2016, associates in which the Group has significant influence are similar to those existing as of December 31, 2015, except for the acquisitions mentioned.

The movement of our investments in associates for the period ended December 31, 2015 and December 31, 2016 is as follows:

	2015	2016

Beginning balance	229,563	646,884
Acquisition and/or contributions received	481,639	-
Increase in capital	-	405,703
Decrease in capital	(3,364)	(1,963)
Change in corporate structure of Panorama project	(39,180)	-
Share of the profit and loss in associates
under the equity method of accounting	34,872	(102,490)
Dividends received	(51,960)	(27,992)
Acquisition of control - Adexus	-	(46,126)
Remediation in invesment	-	10,256
Other	(4,686)	2,584
Ending balance	646,884	886,856

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

In January and August 2016, the Company capitalized debt with Adexus by S / 8.3 million and S / 14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the Company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is concluded by the end of December 2016.

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/198.3 million.

Gasoducto del Sur Peruano S.A. (“GSP”), company owner of the concession "Improvements to the Energy Security of the  Country and  Development of  the Peruvian Southern Gas Pipeline" (the "Concession") and of which our subsidiary Negocios de Gas S.A is a shareholder with 20%, received a notification on January 24, 2017, from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the “Concession Contract”). In case of the termination of the Concession, the Concession Contract states that the Net Book Value of the Concession’s assets (“VCN”) must be determined, and then call a public auction for the transfer of the Concession’s assets to a new concessionaire. From this amount, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum of 72.25% of the VCN to the 100% of the VCN that is a function of the result of the auction.

According to the analysis made by the Graña y Montero Group with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US $ 220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$
129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Contract that amounts to US $ 52.5 million.

Graña y Montero S.A.A has registered the impacts of such termination in the Financial Statement to fiscal year 2016, which add up to US $ 35 million after tax, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN.

As a result of the termination of the Concession, Grupo Graña y Montero must meet three specific commitments:

(i)	US$ 150 million loan structured for 5 years with a syndicate of banks led by Credit Suisse.
(ii)
US $ 129 million corresponding to the corporate guarantee issued by Graña y Montero S.A.A in relation to the Bridge Loan in favor of GSP to which will be applied a first payment of US$ 30 million already agreed as part of the structuring of the balance.

(iii)
US$ 52.5 million owed to Chubb Insurance Company, the issuer of the Guarantee of Fulfillment of the Concession Contract, with which the necessary actions have been taken in order to determine the terms for the payment of this debt.

The terms of payment of these obligations are currently being negotiated.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31,2015 and 2016, the movement in property, plant and equipment and intangible assets accounts was as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2015	1,147,018	778,743

Additions	297,956	183,136
Transfers, disposals and adjustments	(79,990)	8,496
Deductions for sale of assets	(38,447)	-
Depreciation, amortization	(214,780)	(89,355)
Net cost at December 31, 2015	1,111,757	881,020

At January 1, 2016	1,111,757	881,020

Additions	213,068	183,568
Acquisition of subsidiary - net	41,988	33,133
Transfers, disposals and adjustments	6,376	(384)
Deductions for sale of assets	(47,126)	-
Depreciation, amortization	(203,201)	(82,743)
Impairment	(9,263)	(54,308)
Net cost at December 31, 2016	1,113,599	960,286

As of December 31, 2015 and 2016, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of December 31, 2015 and 2016, the amounts registered in Intangible assets comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ) and acquisitions by Adexus business combination.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December 31,	At December 31,
	2015	2016
Engineering and construction	140,090	98,587
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,443	6,728
IT equipment and services	4,172	5,102
	184,808	144,520

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of December 31, 2016 same criteria were applied as those in test impairment at December 31, 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

12	BORROWINGS

This item comprises:
	Total		Current		Non-current
	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016
Bank loans	-	8,396	-	8,396	-	-
Bank loans	1,480,071	2,131,901	1,082,860	1,835,340	397,211	296,561
Leases	301,285	240,141	145,160	117,307	156,125	122,834
	1,781,356	2,380,438	1,228,020	1,961,043	553,336	419,395

a)	Bank loans -

As of December 31, 2016 and 2015, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 14.4% in 2016 and between 1.0% and 13.1% in 2015.

			Current		Non-current
	Interest	Date of	At December 31		At December 31
	rate	maturity	2015	2016	2015	2016
Graña y Montero S.A.A.	Libor USD 3M +
	from 4.9% to 5.5%	2016 / 2020	102,776	932,114	-	-
GyM S.A.	1.00% / 7.80%	2016 / 2020	535,776	492,910	286,671	187,029
Viva GyM S.A.	6.75% / 8.90%	2016 / 2017	220,423	201,609	8,372	-
GMP S.A.	3.65% / 6.04%	2016 / 2020	95,824	77,857	70,220	71,453
CAM Holding S.A.	1.30% / 14.43%	2016 / 2018	42,534	69,702	31,948	24,889
Adexus S.A.	5.9%	2019	-	42,782	-	13,190
GMD S.A.	6.20% / 7.47%	2016 / 2017	30,107	14,746	-	-
Norvial S.A.	8.37%	2016	54,706	-	-	-
Others	5.56% / 7.18%	2016	714	3,620	-	-
			1,082,860	1,835,340	397,211	296,561

As of December 31, 2016, the Company maintained unused credit limits for S/3,933 million, which expire within one year (S/4,666 million as of December 31, 2015).

b)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016
Total loans	1,781,356	2,380,438	1,802,183	2,391,375

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.3% and 14.3% (4.8% and 13.1% in 2015). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

This item is broken down as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Total		Current		Non-current
	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016

GyM Ferrovías (a)	607,868	604,031	31,546	20,551	576,322	583,480
Norvial (b)	186,223	363,683	5,537	25,540	180,686	338,143
	794,091	967,714	37,083	46,091	757,008	921,623

a)	GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At December 31, 2016 the Group made a payment of S/38.4 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At December 31, 2016 the balance includes accrued interest payable for S/32.9 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S / 80 million was received in July 25, 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At December 31, 2016 the balance included interest payables for S/4.9 million (S/2.7 million at December 31, 2015)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31,2016 and December 31,2015 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2016 amounted to S/1,055 million (at December 31,2015 amounted to S/769.5 million), which has been calculated based on the discounted cash flows, using rates between 4.20% and 7.99% (rates between 4.88% and 8.89% at December 31,2015 ) which are within level 2 of the fair value hierarchy.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2015	At December 31, 2016
Current portion	13,468	14,531
Non-current portion	35,618	31,155
	49,086	45,686

The movement of this item for the period ended December 31, 2015 and 2016 is as follows:

Other provisions	Legal claims	Contingent liabilities from acquisitions	Provision for well closure	Total
At January 1, 2015	13,056	43,349	7,210	65,615)
Additions	6,297	-	101	6,398
Reversals	-	(7,796)	-	(7,796)
Offsetting	-	(1.216)	-	(1,216)
Deconsolidation of CAM Brasil	(2,353)	-	-	(2,353)
Payments	(1,580)	(5,186)	(4)	(6,770)
Translation adjustments	(420)	(4,372)	-	(4,792)
At December 31, 2015	15,000	26,779	7,307	49,086)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Other provisions	Legal claims	Contingent liabilities from acquisitions	Provision for well closure	Total

At January 1, 2016	15,000	26,779	7,307	49,086
Additions	6,500	-	12,304	18,804
Acquisition of subsidiaries	1,926	1,149	-	3,075
Reversals	(2,970)	(17,883)	(2,395)	(23,248)
Payments	(298)	(2,458)	-	(2,756)
Translation adjustments	187	538	-	725
At December 31, 2016	20,345	8,125	17,216	45,686

The reverses relate mainly to contingent liabilities in 2016 from subsidiaries Morelco, VyV-DSD and CAM Chile for S/10.1 million, S/4.0 million and S/3.8 million, respectively (from subsidiaries CAM Chile for S/7.8 million in 2015).
15	CAPITAL

As of December 31, 2015 and 2016, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2015, the amount of 250,860,370 common shares is represented by 50,172,074 ADSs, at 5 shares per ADS.

As of December 31, 2016, the amount of 264,809,545 common shares is represented by 52,961,909 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended December 31, 2015 and 2016, this item comprises:

	Goods and	Administrative
	services	expenses
2015:
Inventories, materials and consumables used	1,094,836	-
Personnel charges	2,128,130	215,101
Services provided by third-parties	2,924,711	137,980
Taxes	37,129	1,919
Other management charges	651,057	30,220
Depreciation	199,015	18,055
Amortization	81,841	7,514
Impairment	12,909	2,591
	7,129,628	413,380
2016:
Inventories, materials and consumables used	942,354	-
Personnel charges	1,544,128	234,474
Services provided by third-parties	2,364,899	117,777
Taxes	13,922	1,771
Other management charges	270,815	24,691
Depreciation	193,434	12,088
Amortization	74,849	7,894
Impairment	465,200	-
	5,869,601	398,695

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended December 31, 2016, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2016 is 37.82% (35% for the period ended December 31, 2015). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2016, contingencies held by the Group are substantially the same as those existing as of December 31, 2015.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$330.7 million.

19	DIVIDENDS

For the period ended December 31, 2016 , the Group has paid dividends to its non-controlling subsidiaries participate by S/25.5 million (S/4.5 million for the same period in 2015).

Dividends from the year ended December 31, 2015, of S/0.0467 per share totaling S/ 30,853,485 were approved at the General Shareholders’ meeting held on March 29, 2016, and and was paid on April 27, 2016.

20	BUSINESS COMBINATIONS

a)	Acquisition of Adexus S.A.

In June 2015 the Company acquired 44% interest in the capital stock of Chilean entity Adexus S.A., which is mainly engaged in providing IT solutions services. At December 31, 2015 the Company arrived at the conclusion that joint control existed and that the joint arrangement qualified as a joint venture; therefore, the investment was recorded under the equity method of accounting in the consolidated financial statements of the Group.

In January 2016 the Group acquired an additional interest of 8%, totaling 52% of total interest; the consideration agreed totaled S/8.3 million which was settled through debt capitalization. This larger interest did not affected the investment classification as a joint venture.

Subsequently, in August 2016, the Group acquired an additional interest of 39.03% to obtain total interest in its capital stock of 91.03%; thus gaining control over this entity. The consideration agreed totaled S/14 million which was initially stated as debt and then capitalized in the same period.

Upon obtaining control, the Company accounted for the transaction using the acquisition method of accounting set forth in IFRS 3 "Business Combination" and determined goodwill resulting from the acquisition. The balance at December 31, 2016 was stated at provisional values.

The table below itemizes the provisional determination of the fair value of the identifiable assets acquired, liabilities assumed, non-controlling interest held and goodwill at the acquisition date:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Provisional fair values
	S/	US$000
Purchase consideration	14,040	4,179
Fair value of previously held interest	29,039	8,643
Total consideration (a)	43,079	12,822
Fair value of assets and liabilities of Adexus S.A.:
Cash and cash equivalents	7,737	2,303
Trade receivables	107,426	31,972
Receivables from related parties	2,610	777
Other receivables	1,160	345
Inventories	1,647	490
Prepaid expenses	11,587	3,449
Long-term trade receivables	26,886	8,195
Other long-term receivables	2,063	614
Property, plant and equipment	41,988	12,496
Intangibles	32,204	9,585
Deferred income tax assets	18,115	5,198
Borrowings	(108,808)	(32,383)
Trade payables	(59,399)	(17,678)
Payables to related parties	(15,683)	(4,667)
Current income tax	(2,763)	(822)
Other payables	(10,291)	(3,063)
Other provisions	(1,926)	(573)
Contingent liabilities	(1,149)	(342)
Deferred income tax liabilities	(7,102)	(2,114)
Fair value of net identifiable assets	46,302	13,782
Non-controlling interest (8.97%)	(4,153)	(1,236)
Fair value of net assets attributable to the Group (b)	42,149	12,546
Goodwill (a) - (b)	930	276
Losses arising from the re-measurement at fair value of the previously held interest amounted to S/6.8 million, which was recognized in the statement of income within “Other income and expenses, net”, at the date of acquisition of that additional interest.

Acquisition transaction costs amounting to S/1.4 million were charged to profit or loss within administrative expenses.
Revenue and net losses obtained for the period from the acquisition date to December 31, 2016 were S/113.2 million and S/3.7 million, respectively. If Adexus had been consolidated from January 1, 2016, the balances of revenue and net losses would have been S/272.7 million and S/20.2 million, respectively.
Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2016 financial statements, the Group will complete the distribution process over a period that should not exceed one year as of the acquisition date of Adexus.

During such review period, additional assets and liabilities will be recognized as they may arise from updated data that may be obtained in relation with the information that existed at the acquisition date and that does not comprise new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On September 29, 2017, Company signed the corporate building sale agreement, located in Miraflores to Volcomcapital Petit Thouars S.A.C. for US$20.46 (S/66.8 million); as per stated in the purchase agreement also signed a lease agreement for the whole Building with a ten (10) year term, with the option to repurchase the building between the fifth and eighth year of the lease term. The sale was made in October 2017.